UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            CACI INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   127190304
                                 (CUSIP Number)

                                                            David L. Hefflinger
Alan S. Parsow                                           McGrath, North, Mullin
General Partner                                                   & Kratz, P.C.
P. O. Box 0449                                      1400 One Central Park Plaza
Elkhorn, NE 68022                                               Omaha, NE 68102
(402) 289-3217                   with a copy to                  (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 19, 1999
             (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 127190304                         13D               Page 2 of 6 Pages

     1.       Name of Reporting Person
              SS or IRS Identification Number of Above Person

              Parsow Partnership, Ltd., a Limited Partnership / 47-0541937

     2.       Check the Appropriate Box if a Member of a Group

                  /X/      (a)            / /      (b)

     3.       SEC Use Only

     4.       Source of Funds

                 WC

     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                  / /

     6.       Citizenship or Place of Organization

              Nebraska
                                                  7. Sole Voting Power

                                                     359,700 Shares
                  Number of
                  Shares                          8. Shared Voting Power
                  Beneficially
                  Owned by                           0
                  Reporting
                  Person                          9. Sole Dispositive Power
                  With
                                                     359,700 Shares

                                                 10. Shared Dispositive Power

                                                     0

     11.      Aggregate Amount Beneficially Owned by Each Reporting Person

              359,700 Shares

     12.      Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

                    / /

     13.      Percent of Class Represented by Amount in Row 11

              Approximately 3.30% of voting securities

     14.      Type of Reporting Person

                  PN

CUSIP NO. 127190304                      13D                  Page 3 of 6 Pages

     1.       Name of Reporting Person
              SS or IRS Identification Number of Above Person

              Elkhorn Partners Limited Partnership / 47-0721875

     2.       Check the Appropriate Box if a Member of a Group

              /X/      (a)                   / /      (b)

     3.       SEC Use Only

     4.       Source of Funds

                  WC

     5.       Check Box if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e)

                  / /

     6.       Citizenship or Place of Organization

              Nebraska
                                              7. Sole Voting Power

                                                 196,600 Shares
                  Number of
                  Shares                      8. Shared Voting Power
                  Beneficially
                  Owned by                       0
                  Reporting
                  Person                      9. Sole Dispositive Power
                  With
                                                 196,600 Shares

                                             10. Shared Dispositive Power

                                                 0

    11.      Aggregate Amount Beneficially Owned by Each Reporting Person

             196,600 Shares

    12.      Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

              / /

    13.      Percent of Class Represented by Amount in Row 11

             Approximately 1.8% of voting securities

    14.      Type of Reporting Person

             PN

CUSIP NO. 127190304                   13D                     Page 4 of 6 Pages

ITEM 1.  SECURITY AND ISSUER.

         The securities to which this Schedule 13D relates are shares of common stock of CACI INTERNATIONAL, INC. ("CACI"), whose principal executive offices are located at 1100 North Glebe Road, Arlington, Virginia 22201. Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership (the "Partnerships") are the entities making this filing.


ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c), (f) This Statement is being filed by the Partnerships. The sole general partner of both Partnerships is Alan S. Parsow, 2222 Skyline Drive, Elkhorn, Nebraska 68022. The business of both Partnerships consists of the buying and selling, for the account of the Partnership, of stocks, bonds and other securities, commodities, property and investments. Mr. Parsow is a United States citizen.

         (d)-(e) Neither of the Partnerships nor Mr. Parsow has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Partnerships have acquired CACI common stock through open market purchases. The purchase price was obtained from the Partnerships' working capital and from margin account borrowings from brokers.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Partnerships have acquired the CACI common shares as an investment. The Partnerships intend to review on a continuing basis their investments in the CACI common stock, CACI's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The Partnerships may purchase additional CACI common shares either in the open market, in privately negotiated transactions, or otherwise.
Additionally, the Partnerships may dispose of the CACI common stock they presently own or hereafter acquire either in the open market, in privately negotiated transactions, or otherwise.

     Mr. Parsow, on behalf of the Partnerships, intends to seek representation on CACI's board of directors. Mr. Parsow was previously a director of CACI from 1993 to 1997.

CUSIP NO. 127190304                13D                        Page 5 of 6 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUES.

     (a)(b) As of May 25, 1999, Parsow Partnership, Ltd. owns 359,700 shares of CACI common stock and Elkhorn Partners Limited Partnership owns 196,600 shares of CACI common stock. The CACI Form 10-Q for the quarter ended March 31, 1999 reported that there were outstanding 10,911,000 shares of CACI common stock as of March 31, 1999.

     Based on this number, Parsow Partnership,  Ltd. owns approximately 3.30% of
the  CACI  common  stock  and  Elkhorn   Partners   Limited   Partnership   owns
approximately 1.8% of the CACI common stock.

     (c) During the past 60 days, Parsow Partnership, Ltd. purchased 58,900 shares of CACI common stock, in open market transactions, at prices ranging from $16.3125 to $18.0625 per share, and Elkhorn Partners Limited Partnership purchased 37,600 shares of CACI common stock in open market transactions at prices ranging from $16.175 to $18 per share.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Neither of the Partnerships nor Mr. Parsow has any contract, arrangement, understanding or relationship with any other person with respect to any securities of CACI including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.

CUSIP NO. 127190304                   13D                     Page 6 of 6 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

         DATED:  May 26, 1999


Elkhorn Partners                   Parsow Partnership, Ltd.,
Limited Partnership                A Limited Partnership


By:   /s/ Alan S. Parsow           By:   /s/ Alan S. Parsow

  Alan S. Parsow                     Alan S. Parsow
  General Partner                    General Partner